Federal Agricultural Mortgage Corporation
1999 K Street, N.W., 4th Floor
Washington, D.C. 20006
Phone: (202) 872-7700 Fax: (202) 872-7713

February 22, 2013

VIA EDGAR
Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:
Federal Agricultural Mortgage Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 8, 2012

Response dated December 31, 2012
File No. 001-14951
Dear Ms. Hayes:
On behalf of the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Corporation"), set forth below are the Corporation's responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities Exchange Commission (the "Commission") dated January 25, 2013 (the "Comment Letter") relating to the filings referenced above. As requested, Farmer Mac is providing responses to the specific comments in the Comment Letter and, for some responses, including proposed disclosures that will be included in the Corporation's future periodic filings. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, the original text of the Staff's comments has been reproduced in bold below, and Farmer Mac's responses and any proposed disclosures immediately follow each comment.

Form 10-K for Fiscal Year Ended December 31, 2011 (the "2011 10-K")

Item 1A. Risk Factors, page 36

1.
We note your response to the first bullet of prior comment 4, including your belief that fulfilling your mission is positively correlated to providing a return on investment for shareholders. However, we continue to believe that the two objectives have the potential to be adverse to one another. Please revise future filings to address.

Response:

Farmer Mac believes that fulfilling its mission of serving the financing needs of agricultural and rural America through a secondary market is consistent with providing a stable, long-term return on investment for its shareholders. Farmer Mac's use of conservative underwriting standards to acquire high-quality loans supports Farmer Mac's strategy of long-term return and minimal losses on its loan portfolio. This in turn supports a positive long-term investment strategy for Farmer Mac's stockholders. Unlike some other federally chartered entities, Farmer Mac's statutory charter and applicable regulations do not require Farmer Mac to achieve volume goals for types of loans that may have greater credit or default risk than the loans that meet Farmer Mac's current standards. Furthermore, Farmer Mac does not seek to maximize yield on its program assets at the expense of credit quality. As a result, Farmer Mac has always considered its secondary market activities to be consistent with providing a long-term, positive return to its shareholders. Nonetheless, Farmer Mac recognizes that factors, including how legislators and regulators shape Farmer Mac's mission, may change over time. Farmer Mac proposes to address the Staff's comment by including a new risk factor in future filings, substantially as set forth below.

Proposed Disclosure

Farmer Mac's efforts to pursue its Congressional mission of providing a secondary market for loans made to borrowers in rural America may adversely affect its business, operating results, and financial condition.

Congress created Farmer Mac to provide for a secondary market for agricultural mortgage loans, loans to rural utilities cooperatives, and the guaranteed portions of USDA-guaranteed loans. In pursuing this mission, Farmer Mac's secondary market activities are designed to:

•	increase the availability of long-term credit to rural borrowers at stable interest rates,

•	provide greater liquidity and lending capacity in extending credit to rural borrowers, and

•	provide an arrangement for new lending by facilitating capital market investments in long-term funding for rural borrowers, including funds at fixed rates of interest.

Although Farmer Mac strives to undertake its mission-related activities in a manner consistent with providing a positive return to Farmer Mac's shareholders, it is possible that these activities may contribute to a lower return to shareholders than if Farmer Mac's sole purpose were to maximize shareholder value. In addition, it is possible that the entities that regulate Farmer Mac could seek to alter Farmer Mac's mission-related activities in the future or place limits on its non-program investments that provide liquidity for Farmer Mac's mission-related activities. If this were to happen, and Farmer Mac were required to undertake activities involving greater risk to satisfy its Congressional mission, Farmer Mac's business, operating results, and financial condition could be adversely affected.

Farmer Mac Guaranteed Securities . . . , page 39

2.
We note your proposed disclosure in response to prior comment 6. Please also revise future filings to quantify the amount of the principal sources of funds for the payment of claims under your guarantee and purchase commitments to provide context for your disclosure that these sources of funds may be "substantially less" than aggregate contingent liabilities.

Response:

Farmer Mac will revise its future filings to clarify this disclosure and provide better context by revising the last paragraph of the risk factor substantially as set forth below. The proposed disclosure is written as if it were included in the 2011 10-K.

Proposed Disclosure

Farmer Mac's guarantee and purchase commitment obligations to third parties, including Farmer Mac Guaranteed Securities and LTSPCs, are obligations of Farmer Mac only and are not backed by the full faith and credit of the United States, FCA, or any other agency or instrumentality of the United States other than Farmer Mac. As of December 31, 2011, Farmer Mac had $3.4 billion of contingent liabilities related to Farmer Mac Guaranteed Securities and LTSPCs issued to third parties, which represents Farmer Mac's exposure if all loans underlying these guarantees and purchase commitments defaulted and Farmer Mac did not recover any value from the related collateral. Farmer Mac's principal sources of funds for payments on all of its liabilities, including claims that may arise under its guarantees and purchase commitments, are the liquid assets held by Farmer Mac (including cash and cash equivalents), guarantee and commitment fees, interest payments on assets held by Farmer Mac, loan repayments, repayment of principal amounts due upon maturity of AgVantage securities, and proceeds from the issuance of debt securities.  If all of the loans underlying Farmer Mac's guarantees and purchase commitments defaulted, and Farmer Mac recovered no value from the related collateral, the sources of funds for payment on these guarantees and purchase commitments could be substantially less than the aggregate amount of the corresponding liabilities. It is difficult to quantify at any particular point in time the funds that would be available from interest payments, loan repayments, and maturing AgVantage securities for payment on Farmer Mac's guarantees and purchase commitments, and Farmer Mac's ability to issue debt as a source of repayment would be subject to its ability to access the debt markets and market conditions at that time. As of December 31, 2011, Farmer Mac had cash, cash equivalents, and other investment securities in the amount of $3.0 billion that could be used as a source of funds for payment on its obligations. Although Farmer Mac believes that it remains well-collateralized on the assets underlying its guarantee and purchase commitment obligations to third parties and that the estimated probable losses for these obligations remains low relative to the amount available for payment of claims on these obligations, Farmer Mac's total contingent liabilities for these obligations exceed the amount it maintains for payment of claims on these obligations. See "Management's Discussion and Analysis - Risk Management - Credit Risk-Loans" for more information on Farmer Mac's management of credit risk.

Changes in the value or composition of Farmer Mac's investment securities . . . , page 41

3.
We note your proposed disclosure in response to prior comment 8. Please also revise to further explain or clarify the additional uncertainty or risk presented by certain investment securities, such as your auction rate certificates and GSE subordinate debt. For example, please address the following:

•	Further describe the effect of the absence of a well-established trading market; we note, as an example, your disclosure of auction rate failures for auction rate certificates on pages 91-92.

•	Explain what you mean by "market data could fail to provide actionable results."

•	Discuss your reliance on management judgment in determining the fair value of certain investment securities.

•
Quantify the difference in current market values and estimated net realizable values for auction rate certificates and GSE subordinated debt; for example, we note your disclosure of discounted carrying values and unrealized losses on auction rate securities and GSE subordinated debt on pages 92 and 125-127.

Response:

Farmer Mac will revise its future filings to provide the requested disclosure by revising the risk factor substantially as set forth below. The proposed disclosure is written as if it were included in the 2011 10-K.

Proposed Disclosure

Changes in the fair value or composition of Farmer Mac's investment securities could adversely affect the Corporation's business, operating results, financial condition, and capital levels.

Deterioration in financial or credit market conditions could reduce the fair value of Farmer Mac's investment securities, particularly those securities that are less liquid and more subject to market variability. Some securities owned by Farmer Mac, including auction rate certificates and GSE subordinated debt, do not have well-established secondary trading markets, which make it more difficult to estimate current fair values for those securities. Adverse financial market conditions may further compound the challenges of estimating fair values for Farmer Mac's securities, as was the case in 2008 after widespread failure of the auction mechanism that had been established to provide liquidity for the auction rate certificates that Farmer Mac currently holds.

Farmer Mac relies on market observations to determine the fair value of its investment securities, although the market data Farmer Mac relies upon may not reflect the actual sale conditions that Farmer Mac would face when selling its investment securities. For example, the market value of auction rate certificates held by Farmer Mac materially depends on the amounts and timing of the expected cash flows on these securities, which may be highly uncertain. Therefore, a change in the amounts or timing of cash flows could materially alter the market price of those securities. Subsequent valuations of these and other investment securities, in light of factors then prevailing, may result in significant changes in the value of the Corporation's investment securities. For example, the current market values for the auction rate certificates and GSE subordinated debt are significantly below their amortized cost due to widening credit spreads after purchase. As of December 31, 2011, the fair values of Farmer Mac's auction rate certificates and GSE subordinated debt were

$60.2 million and $52.6 million, respectively, compared to Farmer Mac's amortized cost of $74.1 million and $70.0 million, respectively, for each of these classes of investment securities.

Farmer Mac also relies on internal models to estimate the fair values of its investment securities and to determine whether credit losses exist, which requires Farmer Mac to exercise judgment about estimates and assumptions used in the models. If Farmer Mac uses incorrect estimates or assumptions in the internal models it develops to estimate the fair value of its investment securities, those models could adversely affect reported income during the reporting period.

If Farmer Mac decides to sell securities in its investment portfolio, the price ultimately realized will depend on the demand and liquidity in the market at the time of sale. Farmer Mac's inability to sell the securities in its investment portfolio at or above their estimated fair values could adversely affect the Corporation's business, operating results, financial condition and capital levels.

Changes in interest rates . . . , page 41

4.	We note your proposed disclosure in response to prior comment 9. Please also revise future filings to address the following:

•
Disclose that changes in fair value of financial derivatives and trading assets "have historically contributed significant volatility" to your periodic earnings, as you disclose on page 58. We note your proposed disclosure that changes in the fair value of financial derivatives result in the "possibility" of volatile earnings.

•
Disclose the impact of fair value changes of financial derivatives on your net income in the last three years to provide context for your disclosure of historical volatility. We note your proposed disclosure only references the net loss in 2011.

•	Describe any material risks related to collateral requirements contained in your derivative contracts. We note your disclosure in Note 6 on pages 133-134.

Response:

Farmer Mac will revise this risk factor in future filings to address the Staff's comments regarding the effects of changes in fair values of Farmer Mac's derivatives substantially as set forth below, absent any future material developments that would affect the disclosure. Please note that effective July 1, 2012, Farmer Mac designated $950.0 million notional amount of interest rate swaps in fair value hedge relationships. These interest rate swaps are used to hedge against the risk of changes in fair values of certain fixed rate AgVantage securities due to changes in the designated benchmark interest rate (LIBOR). Beginning in third quarter 2012, Farmer Mac recorded in earnings offsetting fair value adjustments on the hedged items attributable to the risk being hedged. The use of hedge accounting for future reporting periods may affect Farmer Mac's assessment of the risks described in the proposed disclosure for future filings. The proposed disclosure is written as if it were included in the 2011 10-K, though Farmer Mac will modify this risk factor in its next annual report on Form 10-K to reflect developments related to the use of hedge accounting.

Farmer Mac will also include an additional risk factor in future filings to address the Staff's comments regarding material risks related to collateral requirements contained in Farmer Mac's derivatives contracts. Please note that as continuing regulatory developments in the derivatives area are finalized, Farmer Mac's assessment of the risks related to collateralization of its derivatives contracts caused by changes in fair values may change. The proposed disclosure is written as if it were included in the 2011 10-K, though Farmer Mac may modify this risk factor in its next annual report on Form 10-K to reflect any regulatory or operational developments related to Farmer Mac's use of derivatives contracts.

Proposed Disclosure

Changes in interest rates or Farmer Mac's ability to manage interest rate risk successfully may cause volatility in financial results and capital levels and adversely affect net interest income.

Farmer Mac enters into financial derivatives transactions to hedge interest rate risks inherent in its business and applies fair value accounting to its financial derivatives transactions. Although Farmer Mac's financial derivatives provide effective economic hedges of interest rate risk, accounting guidance requires changes in the fair values of financial derivatives to be reflected in net income. As interest rates increase or decrease, the fair value of Farmer Mac's derivatives changes based on the position Farmer Mac holds relative to the specific characteristics of the derivative. Application of the accounting guidance on financial derivatives has historically contributed to significant volatility in Farmer Mac's earnings under GAAP when the financial derivative is not designated in a hedging relationship. For example, Farmer Mac recorded unrealized losses of $47.6 million in 2011and unrealized gains of $20.1 million and $61.7 million in 2010 and 2009, respectively, for fair value changes on its financial derivatives not designated in a hedging relationship as a result of movements in interest rates during those years. Another consequence of the changes in the fair values of financial derivatives being accounted for in earnings is the resulting effect on Farmer Mac's regulatory core capital that is available to meet the Corporation's statutory minimum capital requirement. Adverse changes in the fair values of Farmer Mac's financial derivatives would reduce the amount of core capital available to meet this requirement, which could result in regulatory enforcement action against Farmer Mac if it were unable to meet the requirement.

Changes in interest rates as well as certain credit events may trigger collateralization requirements for Farmer Mac under its derivatives contracts, which could adversely affect Farmer Mac's liquidity position and operating results.

Farmer Mac uses derivatives contracts to help manage its interest rate risk. Changes in interest rates have required and in the future may require Farmer Mac to post cash or investment securities to its derivative counterparties to reflect the changes in fair market values of Farmer Mac's derivatives as a result of the changes in interest rates. For example, as of December 31, 2011, Farmer Mac posted $12.8 million of cash and $26.1 million of investment securities as collateral for its derivatives in net liability positions. Farmer Mac's derivatives contracts contain provisions establishing minimum threshold collateral amounts below which Farmer Mac is not required to post collateral. These threshold collateral amounts range between $15 million and $25 million, but may be reduced to zero upon the occurrence of specified credit events such as insolvency, receivership, failure to make a payment under the contract when due, or failure to continue as an instrumentality of the United States. If changes in interest rates were to result in a significant decrease in the fair value of Farmer Mac's derivatives, Farmer Mac would be required to post a significant amount of cash, cash equivalents, or investment securities to satisfy its obligations under its derivatives contracts. The amount required to be posted would expand if Farmer Mac also experienced a credit event triggering full collateralization of its derivatives positions without any minimum threshold. As of December 31, 2011, the amount that would have been required for full collateralization of Farmer Mac's derivatives positions given the fair value of Farmer Mac's derivatives at that time was $101.7 million. If Farmer Mac were required to fully collateralize its derivatives position in an adverse interest rate environment, it could have a negative effect on Farmer Mac's liquidity position and operating results.

Definitive Proxy Statement on Schedule 14A (the "2012 Proxy Statement")

Total Compensation Elements, page 23

5.
Please revise future filings to disclose how target values of each element of compensation compare to the market median for each named executive officer. We note your proposed disclosure in response to prior comment 21 of base salaries, target total cash compensation, and target total direct compensation "on average." We also note that you do not include a separate comparison for target bonus or target long-term incentive value. Please also identify any factors considered by your Compensation Committee when adjusting target pay levels for each element of compensation. We note that your proposed disclosure only discusses the factors considered in adjusting target total direct compensation.

Response:

In response to the Staff's comment, Farmer Mac proposes to add new disclosure substantially as set forth below in the "Total Compensation Elements" section of its future Definitive Proxy Statements related to target compensation. The following proposed disclosure is written as if it were included in the 2012 Proxy Statement relating to compensation decisions for the year ended December 31, 2011. Comparable disclosures made in future Definitive Proxy Statements will be revised to reflect any changes made to compensation philosophy related to the positioning of target compensation and the factors considered when adjusting target pay levels. It should be noted that in October 2012, Farmer Mac's Board Compensation Committee (the "Committee") selected a new peer group and revised its compensation philosophy for purposes of determining executive compensation based on recommendations from a new compensation consultant retained in June 2012. With the development and selection of the new peer group, the Committee concluded that competitive market data from the peer group should not be the sole determinant for specific pay levels due to the uniqueness of Farmer Mac's business model. Accordingly, the Committee will be mindful of market data in the context of the goals of Farmer Mac's total compensation philosophy but will no longer set out to position target total direct compensation with the market median of the peer group.

Proposed Disclosure

The Committee positioned 2011 target total direct compensation with the market median (50th percentile) of the peer group established by the Committee, with an opportunity for greater compensation if merited by company or individual performance or other factors unique to each individual. In determining the targets for each element of compensation, the Committee's philosophy for Farmer Mac's 2011 executive compensation program was to set base salaries that were generally lower than market coupled with short-term and long-term incentive targets that were at or above market to provide greater upside potential in incentives for strong performance. This resulted in an overall compensation package that was generally targeted at the market median for total compensation, with a significant amount of compensation being linked to an executive's contribution to Farmer Mac's success and to the achievement of pre-established performance goals. The Committee believes that this is consistent with its philosophy of promoting a performance-oriented, results-based culture where compensation varies based on business results achieved and is properly aligned with an acceptable risk profile and shareholder returns.

In April 2011, the Committee approved the target compensation levels for Farmer Mac's named executive officers set forth in the table below. In determining the target compensation levels, the Committee reviewed peer group market information for the compensation elements of base salary, target total cash compensation, and target total direct compensation for each position and also reviewed other market information provided by the Committee's compensation consultant to provide additional context. In determining each element of target compensation, the Committee considered the applicable market information in relation to Farmer Mac's performance as well as factors unique to each individual, such as an individual's performance, expertise, experience, competencies, skills, contribution to Farmer Mac's performance, tenure at Farmer Mac, future potential, scope of responsibility and accountability within Farmer Mac, ethics and integrity, other leadership attributes and accomplishments, and job responsibilities, all compared to the relevant position in the peer group.

2011 Target Compensation Levels

Name	Base Salary	Target Bonus	Target Total Cash Compensation (1)	Target Long-Term Incentive Value (2)	Target Total Direct Compensation (3)
Michael A. Gerber	$567,000	$567,000 (100% of base salary)	$1,134,000	$558,000	$1,692,000
Tom D. Stenson	$396,000	$238,000 (60% of base salary)	$634,000	$331,000	$965,000
Timothy L. Buzby	$351,000	$176,000 (50% of base salary)	$527,000	$246,000	$773,000
Jerome G. Oslick	$305,000	$168,000 (55% of base salary)	$473,000	$171,000	$644,000

(1)	Target total cash compensation equals approved base salary plus target bonus.

(2)	Determined based on the 3-year average annual grant value and the compensation consultant's valuation methodology applied to long-term incentive grants for the entire peer group.

(3)	Target total direct compensation equals target total cash compensation plus the target long-term incentive value.

The table below compares the approved target compensation levels set forth in the table above to the market median based on the peer group. The Committee did not have available to it market information about the separate compensation elements of target bonus and target long-term incentive value and determined those elements as part of the Committee's review of target total cash compensation and target total direct compensation.

2011 Target Compensation Levels Compared to Market Median

Name	Base Salary Compared to Peer Group	Target Total Cash Compensation Compared to Peer Group	Target Total Direct Compensation Compared to Peer Group
Michael A. Gerber	below 25th percentile (71% of market median)	25th - 50th percentile (89% of market median)	25th - 50th percentile (88% of market median)
Tom D. Stenson	25th - 50th percentile (96% of market median)	50th - 75th percentile (118% of market median)	50th - 75th percentile (158% of market median)
Timothy L. Buzby	25th - 50th percentile (92% of market median)	50th - 75th percentile (106% of market median)	50th - 75th percentile (126% of market median)
Jerome G. Oslick	25th - 50th percentile (86% of market median)	50th - 75th percentile (103% of market median)	25th - 50th percentile (91% of market median)

The target total direct compensation for both Messrs. Gerber and Oslick was below the market median but within the competitive range (plus or minus 15 percent) of the peer group median. In some circumstances, the Committee set some levels of compensation lower to be able to emphasize other elements that support the Committee's philosophy and the role of the executive. For example, the base salary for Mr. Gerber was set below the 25th percentile, but the addition of annual and long-term incentives raised his target total direct compensation to a level aligned with the Committee's philosophy. The target total direct compensation for Mr. Oslick was set below the market median in view of his decreased role as part of the management succession plan related to Mr. Oslick's planned retirement in 2012. The target total direct compensation for both Messrs. Stenson and Buzby was above the competitive range of the market median but significantly below the 75th percentile of market. Those targets were set in recognition of the additional responsibilities included in the Farmer Mac officer's job description compared to the applicable officers of the members of the peer group (chief marketing officer function for Mr. Stenson and treasurer function for Mr. Buzby), as well as Messrs. Stenson and Buzby's long tenures with Farmer Mac and their strong performances in helping Farmer Mac achieve the goals established by its Board of Directors.

Form 10-Q for Fiscal Quarter Ended September 30, 2012 (the "Third Quarter 2012 10-Q")

Notes to Consolidated Financial Statements, page 8

(b) Allowance for Losses, page 10

6.
We note your response to prior comment 14 on your impairment measure for collateral-dependent loans. ASC 310-10-35-22 states impairment should be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, the fair value of the collateral can be used if the loan is a collateral-dependent loan. We further note your disclosure on page 160 of the Form 10-K that impaired loans are reported at fair value less estimated cost to sell and that if a current appraisal is not available you determine the fair value based on prices for comparable properties in similar geographical areas and/or assessment through observation of such properties. Please address the following:

Response:

In consideration of the Staff's comments, Farmer Mac has determined that it should revise the disclosure on page 160 of the Form 10-K, substantially as set forth below, to clarify its process for determining certain non-recurring fair value measurements.

Proposed Disclosure

Loans Held for Investment

Certain loans in Farmer Mac's held for investment loan portfolio are measured at fair value when they are determined to be impaired. For these impaired loans, the fair value of the loan generally is based on the fair value of the underlying property, which is determined by recent third-party appraisals. Farmer Mac reports these loans at their estimated net realizable value (fair value less estimated costs to sell) and classifies the fair values as level 3 measurements. Farmer Mac uses net realizable value as a reasonable estimate of fair value in the tables below.

When recent third-party appraisals are not available, Farmer Mac measures loan impairment in the aggregate in consideration of the similar risk characteristics of the assets and historical statistics, and does not include these impaired loans in the tables below.

Real Estate Owned

Farmer Mac initially records REO properties at net realizable value and subsequently records them at the lower of carrying value or net realizable value. The fair value of the REO generally is based on third-party appraisals. Farmer Mac classifies the REO fair values as level 3 measurements. Farmer Mac uses net realizable value as a reasonable estimate of fair value in the tables below.

•
Explain why you believe that the use of your internal loan classification system in conjunction with your historical loss experience is a better indication of the amount of impairment on your impaired loan portfolio than a discounted cash flow approach or the practical expedient approach described in ASC 310-10-35.

Response:

As required by Farmer Mac's statutory charter, Farmer Mac has established underwriting, security appraisal, and repayment standards for eligible loans taking into account the nature, risk profile, and other differences between different categories of qualified loans (see "Business - Farmer Mac I - Underwriting and Collateral Valuation (Appraisal) Standards" beginning on page 16 of the 2011 10-K). To date, Farmer Mac's program assets have performed well, with cumulative net credit losses of $26.1 million since the Corporation's creation in 1988. Farmer Mac's total credit losses for 2011, 2010 and 2009 were $0.2 million, $0.6 million and $7.5 million, respectively. Farmer Mac believes that it remains well-collateralized on the assets underlying its guarantee and purchase commitment obligations and that it has a reasonable methodology for estimating probable losses inherent in its program assets as of the balance sheet date.
Farmer Mac's methodology for determining its allowance for losses incorporates the Corporation's automated loan classification system. That system scores loans based on criteria such as historical repayment performance, indicators of current financial condition, loan seasoning, loan size and loan-to value ratio. The allowance methodology captures the migration of loan scores across concurrent and overlapping three-year time horizons and calculates loss rates separately within each loan classification for (1) loans underlying LTSPCs and (2) loans held and loans underlying Farmer Mac I Guaranteed Securities. The calculated loss rates are applied to the current classification distribution of unimpaired loans in Farmer Mac's portfolio to estimate inherent losses, on the assumption that the historical credit losses and trends used to calculate loss rates will continue in the future.

For impaired loans that have updated appraisals, Farmer Mac uses the practical expedient approach described in ASC 310-10-35 to estimate the amount of impairment inherent in those assets as of the balance sheet date. Because obtaining third party appraisals for the underlying properties that secure Farmer Mac I loans generally takes an extended period of time and may be cost prohibitive, Farmer Mac uses judgment in determining the necessity of obtaining updated appraisal information. In the absence of updated appraisal information, Farmer Mac uses its general allowance model to estimate the amount of impairment inherent in impaired loans with outdated appraisals as of the balance sheet date. The use of outdated appraisal information may result in no impairment charge as of the balance sheet date given the combination of Farmer Mac's low original loan to collateral value ratios, scheduled loan amortization, and favorable trends in U.S. agricultural land values over the past decade. Because Farmer Mac believes that there are some probable losses inherent in these loans as of the balance sheet date, the Corporation believes that the historical loss rates in the general allowance model provides the best estimate of that impairment for loans with outdated appraisals.

•	Tell us whether you expect repayment or satisfaction of your collateral-dependent impaired loans solely based on the sale of the collateral.

Response:

Farmer Mac estimates that approximately 72 percent of impaired loans cure and are ultimately paid off. For impaired loans that don't cure, Farmer Mac expects repayment primarily from the sale of the underlying collateral but can pursue the borrower's other assets under remedies available to Farmer Mac at law or equity in many jurisdictions as a secondary source of recovery.

•
Tell us and revise your future filings to disclose how often you obtain updated third-party appraisals for your impaired collateral-dependent loans and whether an appraisal is ordered at foreclosure. Describe any adjustments you make to the appraised values, including those made as a result of an outdated appraisal.

Response:

In consideration of the Staff's comments, Farmer Mac will add the following language to its discussion of impaired loans.

Proposed Disclosure

Farmer Mac uses a risk-based approach in determining the necessity of obtaining updated appraisals on impaired loans. For example, larger exposures associated with highly improved and specialized collateral will generally receive updated appraisals once the loans are identified as impaired. In addition, updated appraisals are always obtained during the foreclosure process.  Depending on the risk factors associated with the loan and underlying collateral, which can vary widely depending on the circumstances of the loan and collateral, this can occur early in the foreclosure process, while in other instances this may occur just prior to the transfer of title.  As part of Farmer Mac's quarterly credit review process, the servicing department often will exercise judgment in discounting an appraisal value due to local real estate trends or the condition of the property (e.g., following an inspection by Farmer Mac or the servicer).  In addition, a property appraisal value may be discounted based on the market's reaction to Farmer Mac's asking price for sale of the property.

•
Tell us how you define outdated appraisals and confirm that the 59.7% of impaired loans noted in your response represents the total of impaired loans that either have no appraisal or an outdated appraisal as of September 30, 2012 on a rolling basis.

Response:

Farmer Mac considers appraisals aged more than two years as of the reporting period end date to be outdated. The 59.7% stated in Farmer Mac's response to the Staff's first comment letter represents the total of impaired loans that have an outdated appraisal as of September 30, 2012. The recorded investment and specific allowance associated with these loans as of September 30, 2012 was $66.1 million and $1.4 million, respectively.

•	Tell us the average lag in months between when you request an updated appraisal and receipt of that appraisal on an impaired loan.

Response:

Lag times between requesting and receiving appraisals range from one to four months and largely depend on the geographic location of the property and the extent to which the property is highly improved. Highly improved properties, such as ethanol plants, grain elevators, and large dairy farms, require experienced appraisers with significant industry expertise. Given the limited number of these appraisers, Farmer Mac's lag times can vary based on their availability. Farmer Mac also performs an internal review of third party appraisals prior to using them in connection with preparing Farmer Mac's financial statements. This review generally includes assessing the reasonableness of the comparable sales data used in the appraisal and determining whether these sales represented arms-length transactions, examining the net income producing capacity of the property in comparison to similar properties, and ensuring that the final value conclusion is reasonable and adequately supported. Depending on the complexity of the appraisal assignment, Farmer Mac may also engage an independent expert to perform a review. This review may be limited to a review of the appraisal document (i.e., desk review) or can be as extensive as a site review. All of these factors affect the length of time it takes Farmer Mac to obtain updated appraisals that are appropriate for use in its financial statements. On average, Farmer Mac estimates this lag time to be approximately two months.

•
Explain how you monitor the valuation of the underlying collateral in between appraisal dates and tell us how you consider changes noted in your historical loss rates and internal loan classification system.

Response:

From a macro perspective, Farmer Mac monitors changes in land values by analyzing publicly available information, including the Land Values Summary published by the United States Department of Agriculture annually and the quarterly Agricultural Finance Databook published by the Federal Reserve Bank of Kansas City. These publications provide detailed statistical information regarding changes in farm real estate values (e.g., crop land values and pasture values) by geographical regions and states. Farmer Mac uses this information to monitor on a macro-level the changes in the values of the underlying collateral that secure Farmer Mac loans. For larger exposure loans that are impaired, Farmer Mac uses this information to estimate changes in value since the last received appraisal and determine whether an updated appraisal is necessary. Farmer Mac also uses this data to perform various portfolio level stress tests to estimate the extent to which land values would have to decline for Farmer Mac to become exposed to losses. If actual agricultural land values were to decline to the level that, under the stress tests, would result in increased collateral shortfalls and exposure to losses, Farmer Mac would consider the necessity of obtaining updated appraisals for the affected loans. From a micro perspective, Farmer Mac's servicing department monitors general trends in the local real estate markets in which the Corporation is active and also relies on its servicers for detailed information regarding the individual properties that secure Farmer Mac's loans.

Farmer Mac validates the historical loss rates produced by its general allowance model annually by comparing projected loss amounts for the past three years to actual losses for those years. Based on this analysis, Farmer Mac believes that the historical loss rates produced by its general allowance model remain a good indicator or predictor of losses.

Risk ratings in Farmer Mac's loan classification system are adjusted manually when knowledge of an individual property indicates a different rating than the one generated by the loan classification system.

This occurs infrequently, as approximately 1 percent of outstanding loans have manual overrides as of September 30, 2012.

(f) Consolidation of Variable Interest Entities, page 15

7.
Your response to prior comment 15 states that the shared power over default mitigation on the underlying loans of Farmer Mac I Guaranteed Securities is the sole reason you are not the primary beneficiary of these trusts unless the shared power is with a related party. We note your disclosure beginning on page 13 of the Form 10-K that in performing your obligations related to LTSPCs and the Farmer Mac Guaranteed Securities you have the right to enforce the underlying loans and in the event of default, you have access to the underlying collateral. We further note you assume the ultimate credit risk of borrower defaults on the underlying loans and you are the "master servicer" and may assume direct servicing for defaulted loans as disclosed on page 21 of the Form 10-K. Please address the following related to your Farmer Mac I Guaranteed Securities:

Response:

Before responding to the specific questions posed by the Staff about the consolidation of variable interest entities, Farmer Mac believes it would be helpful to provide some background information about the different types of Farmer Mac I Guaranteed Securities, with particular focus on the unique circumstances applicable to the Farmer Mac I Guaranteed Securities created as a result of conversions from LTSPCs. To facilitate this discussion, Farmer Mac has reconciled applicable amounts to the tabular disclosure of outstanding program volume on page 71 of the Third Quarter 2012 10-Q.

Outstanding Balance of Loans, Loans Underlying Farmer Mac Guaranteed Securities and LTSPCs, and USDA Guaranteed Securities

	September 30, 2012
	(in thousands)
On-balance sheet:
Farmer Mac I:
Loans	$1,382,273
Loans held in trusts:
Beneficial interests owned by Farmer Mac	40	(1)	(3)
Beneficial interests owned by third party investors	163,088	(1)	(3)
Farmer Mac Guaranteed Securities - AgVantage	3,339,200	(1)	(2)
Farmer Mac II:
USDA Guaranteed Securities	1,536,974
Farmer Mac Guaranteed Securities	28,957
Rural Utilities:
Loans	606,459
Loans held in trusts:
Beneficial interests owned by Farmer Mac	368,848
Farmer Mac Guaranteed Securities - AgVantage	1,165,100
Total on-balance sheet	$8,590,939
Off-balance sheet:
Farmer Mac I:
Farmer Mac Guaranteed Securities - AgVantage	$970,000	(1)	(2)
LTSPCs	1,881,836
Farmer Mac Guaranteed Securities	975,720	(1)	(4)
Farmer Mac II:
Farmer Mac Guaranteed Securities	33,295
Rural Utilities:
Farmer Mac Guaranteed Securities - AgVantage	16,269
Total off-balance sheet	$3,877,120
Total	$12,468,059

(1) Represents total Farmer Mac I Guaranteed Securities, totaling $5,448,048
(2) Represents Farmer Mac I AgVantage securities, totaling $4,309,200
(3) Represents Farmer Mac I Guaranteed Securities collateralized by whole loans, totaling $163,128
(4) Represents Farmer Mac I Guaranteed Securities from LTSPC conversions collateralized by participation interests, totaling $975,720

Of the $12.5 billion outstanding principal balance of volume included in Farmer Mac's three programs as of September 30, 2012, $5.4 billion were in the form of Farmer Mac I Guaranteed Securities. Of those Farmer Mac I Guaranteed Securities, $4.3 billion were structured as AgVantage securities, which represent the general obligation of the issuing institution and are secured by a pledge of agricultural mortgage collateral in excess of the principal amount of the securities but do not represent a direct interest in the cash flows of the pledged collateral. In all AgVantage transactions, Farmer Mac can require the issuer to remove from the pool of pledged collateral any loan that becomes more than 30 days delinquent and to substitute an eligible loan that is current in payment.

The remaining $1.1 billion of Farmer Mac I Guaranteed Securities were created from the deposit of agricultural mortgage assets into securitization trusts that issue "pass-through" certificates representing interests in the underlying assets. This type of securitization structure may involve the deposit of either whole loans or participation interests into the trust. For the Farmer Mac I Guaranteed Securities that represent interests in whole loans, Farmer Mac serves as the master servicer for the trust but delegates to a third party "central servicer" the responsibility to service the underlying loans in accordance with the requirements of Farmer Mac's Master Central Servicing Agreement and Seller/Servicer Guide. In these types of transactions, the central servicer is typically not the same entity that originated the underlying loans and sold the loans to Farmer Mac. As of September 30, 2012, the amount of this type of Farmer Mac I Guaranteed Securities totaled $163.1 million.
The remaining $975.7 million of non-AgVantage Farmer Mac Guaranteed Securities represent interests in loan participations that were deposited in securitization trusts as a result of conversions from LTSPCs. Many of Farmer Mac's LTSPC agreements provide the counterparty with the ability to convert the pool of loans subject to an LTSPC into a Farmer Mac I Guaranteed Security. That process involves the deposit into a trust of participation interests in the loans formerly in the LTSPC pool (a 100% participation in the cash flows associated with each loan) and the issuance to the counterparty of an agricultural mortgage-backed security representing interests in the underlying participation interests and guaranteed by Farmer Mac. The legal ownership of the loan is not transferred to the trust and remains with the counterparty, together with the servicing and borrower rights (described in more detail below) related to the loan. In these types of transactions, the servicer is the same entity that originated the loans related to the participation interests, and that entity also is the beneficial owner of the securities. Under a Master Trust Agreement, the participation interest assets are deposited into a securitization trust, along with all of the rights under a related Master Participation and Servicing Agreement, in exchange for securities guaranteed by Farmer Mac that evidence undivided beneficial ownership interests in the related trust. Among other things, the Master Participation and Servicing Agreement provides for the creation of the participation interests from loans formerly included in an LTSPC pool, remedies for any breaches of representations and warranties made by the counterparty as to the loans underlying the participation interests, and the servicing of those loans. The Master Participation and Servicing Agreement requires the servicer to service the loans in which the participation interests were created for the benefit of the trust in a commercially reasonable manner and in substantial compliance with the provisions of Farmer Mac's form of Master Central Servicing Agreement and Seller/Servicer Guide. The Master Participation and Servicing Agreement also requires that any statutory borrower rights be respected unimpaired and has specific "shared power" provisions for certain servicing actions to ensure this. The Farmer Mac I Guaranteed Securities that result from the conversion of a pool of loans formerly subject to an LTSPC arrangement are the only Farmer Mac I Guaranteed Securities that are subject to a "shared power" provision.
Farmer Mac developed the loan participation securitization structure in 2003, prior to the consolidation accounting guidance effective in January 2010, as a product option for its customers that are Farm Credit System ("FCS") institutions whose loans have statutory borrower rights attached (see 12 U.S.C. §§ 2199, 2200, 2201, 2202, 2202a, 2202b, 2202c, 2202d, and 2219a). These borrower rights are loan and collateral actions to which borrowers are automatically entitled on loans made by FCS institutions to farmers and ranchers. Some of these borrower rights include: (1) a process for the borrower to request restructuring of a distressed loan, (2) an opportunity for the borrower to appeal lender decisions to a credit review committee, and (3) the "right of first refusal" for the previous owner to be offered the first opportunity to purchase agricultural real estate that an FCS lender has acquired through foreclosure. Farmer Mac currently does not have the ability to offer all of the statutorily prescribed borrower rights without the involvement of another FCS counterparty. For example, the borrower rights are to be provided by "qualified lenders" (the FCS institutions that originate loans) and the prescribed credit review committees are required to include at least one of the lender's farmer-elected board members. Farmer Mac does not make loans directly to borrowers, so it is not a "qualified lender," and Farmer Mac also does not have any directors who are elected by farmers. In addition, Section 8.9 of Farmer Mac's charter (12 U.S.C. § 2279aa-9) provides that borrower rights that would otherwise apply to a loan shall not apply to loans included in Farmer Mac Guaranteed Securities. Although the charter provides for a process at loan origination by FCS institutions to notify the borrower of an intent to pool the loan in a secondary market transaction and in effect obtain a waiver of the borrower rights, in Farmer Mac's experience, most loans later placed in LTSPC pools by FCS institutions continue to have borrower rights attached.
In recognition of the borrower rights attached to most LTSPC loans at the time a counterparty wishes to convert the loans to Farmer Mac I Guaranteed Securities, Farmer Mac's desire not to disrupt the borrower's relationship with the originating lender and expectations about how the loan will be serviced, and the constraints on Farmer Mac's ability to offer borrower rights, Farmer Mac sought to develop a securitization structure under which existing borrower rights were respected unimpaired but the assets in the trust did not have borrower rights that would have to be carried out by Farmer Mac. The mechanism that Farmer Mac has established for converting loans from LTSPC to Farmer Mac I Guaranteed Securities for its FCS customers involves the securitization of participation interests in the loans as described in the preceding paragraph. Securitizing a participation interest rather than the whole loan allows the loans to retain the borrower rights, as the FCS counterparty is obligated to service the loans under Farmer Mac's standards and to give effect to all applicable statutory protections of the borrowers. Each participation interest deposited in the securitization trust constitutes a 100% undivided interest in all of the cash flows and other interests comprising the related loan, excluding only legal title and the servicing rights and obligations related to the loan. Farmer Mac, in its role as trustee, generally has the right to give or withhold consent to the exercise of remedies as to each related loan. The resulting securities, which are transferred to the FCS counterparty in exchange for the assignment of the underlying participation interests, represent undivided interests in the participation interests and have a pass-through rate equal to the weighted average net interest rate of the related loans, and from a cash flow perspective, have the same economic benefit to the investor as a securitization of whole loans.
It is Farmer Mac's understanding that its FCS counterparties elect to convert loans subject to an LTSPC arrangement to a Farmer Mac I Guaranteed Security for a variety of reasons, including to obtain the liquidity and administrative benefits of an investment security compared to a pool of loans, to obtain direct access to the $1.5 billion U.S. Treasury backstop available for Farmer Mac's guarantee obligations, and to obtain the benefit of lower insurance premiums on investment securities compared to loans (which benefit is no longer available under the current regulatory regime applicable to FCS institutions).

•
You disclose on page 14 of the Form 10-K that some LTSPCs contain risk sharing arrangements where the seller absorbs some losses incurred on the loans in the pool. Confirm that the risk sharing arrangements are still in effect when the loan is converted into Farmer Mac I Guaranteed Securities. Tell us and revise your future filings to disclose a summary of the risk sharing arrangements and the percentage of loans on balance sheet that are covered by such arrangements. Additionally, clarify whether the trusts used for the Farmer Mac I program contain a mix of loans that have risk sharing arrangements and those that do not, or whether the loans with risk sharing are segregated in separate trusts with no risk sharing arrangements.

Response:

Farmer Mac provides a variety of risk management and liquidity options in connection with its LTSPC product. Some LTSPC arrangements provide for risk sharing whereby the counterparty agrees to absorb the first losses incurred on the loans in a pool, usually between one and three percent of the original pool balance. For any LTSPC pool for which a risk sharing arrangement applies, the risk sharing arrangement would carry through to the resulting security if the counterparty were to elect to convert the pool to a Farmer Mac I Guaranteed Security. Historically, trusts containing loans with a risk sharing arrangement have not also included loans for which no risk sharing arrangement applies. As of September 30, 2012, none of Farmer Mac's on-balance sheet loans contains a risk sharing arrangement and, with regard to LTSPC securitization trusts, only $30.7 million of the $975.7 million of participation interests backing those trusts contain a risk sharing arrangement. Farmer Mac will revise its future filings by revising the referenced disclosure substantially as set forth below. The proposed disclosure is written as if it were included in the 2011 10-K.

Proposed Disclosure

Farmer Mac offers different options under LTSPC arrangements to meet the credit and liquidity needs of its counterparties. Some LTSPCs provide that the underlying loans can be converted into Farmer Mac I Guaranteed Securities at the option of the seller with no conversion fee paid to Farmer Mac. Some LTSPCs contain risk sharing arrangements that provide for the seller to absorb up to a specified amount (typically between one and three percent of the original principal balance of the loan pool) of any losses incurred on the loans in the pool. As of December 31, 2011, approximately 2.6 percent of total Farmer Mac I Guaranteed Securities and LTSPCs contained risk sharing arrangements.

•
Tell us the impact these risk sharing arrangements have on your consolidation analysis under ASC 810 for Farmer Mac I trusts and whether there are arrangements that significantly decrease the amount of losses you could absorb on the underlying loans.

Response:

Farmer Mac's consolidation analysis includes a determination of the entity that has the controlling financial interest by assessing which variable interest holder has both:

a.	The power to direct the activities of a VIE that most significantly impact the VIE's economic performance; and

b.	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In its analysis, Farmer Mac considers any risk sharing arrangements with regard to item (b) above. As described previously, the amount of risk sharing (typically between one and three percent of the original unpaid principal balance of the loan pool) generally is not significant relative to Farmer Mac's loss exposure but would reduce that loss exposure. Because consideration of both criteria are required in an analysis to determine the primary beneficiary, Farmer Mac concluded that, with regard to securitization trusts whose assets are participation interests in loans converted from an LTSPC arrangement, the provisions in Section 3.02 of the applicable Master Participation and Servicing Agreement were determinative in assessing the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and, therefore, the shared power conclusion applied regardless of the risk sharing arrangements.

•
Explain to us the difference in the Master Participation and Servicing Agreement and the Master Central Servicing Agreement and Seller/Servicer guide. In your response, tell us the parties involved in each agreement and clarify when you are the "servicer" and when you are the "transferee" in each agreement.

Response:

Farmer Mac's Seller/Servicer Guide, which is available on Farmer Mac's website, governs sales of whole loans to Farmer Mac under the Farmer Mac I program (loans secured by first liens on agricultural real estate) and also contains requirements for the servicing of loans. For example, the Seller/Servicer Guide sets forth underwriting requirements for eligible loans, eligibility requirements for sellers, the representations and warranties required for loans sold to Farmer Mac, loan file requirements, and procedures for selling loans to Farmer Mac. The Seller/Servicer Guide is incorporated by reference in every "Seller/Servicer Agreement" under which an institution sells a Farmer Mac I loan to Farmer Mac.

For all Farmer Mac I whole loans purchased, whether held on balance sheet by Farmer Mac or later securitized, Farmer Mac contracts with a servicing institution pursuant to a Master Central Servicing Agreement. Although Farmer Mac serves in the role of master servicer for these loans, Farmer Mac contracts with another institution known as a "central servicer" to undertake the bulk of the servicing responsibilities. The provisions of the Master Central Servicing Agreement also incorporate by reference the servicing-related provisions of the Seller/Servicer Guide. In addition, Farmer Mac requires each counterparty under an LTSPC arrangement to enter into a Master Central Servicing Agreement to provide for the servicing (by the LTSPC counterparty) of any loans purchased by Farmer Mac out of the LTSPC pursuant to the terms of the LTSPC. For loans to which borrower rights apply, the LTSPC agreement requires those rights to be extinguished prior to Farmer Mac's purchase.

Each FCS counterparty that enters into an LTSPC agreement with Farmer Mac and later elects to convert a pool of loans subject to the LTSPC to a Farmer Mac I Guaranteed Security enters into a Master Participation and Servicing Agreement with Farmer Mac and its wholly owned subsidiary that acts as the depositor for securitizations, Farmer Mac Mortgage Securities Corporation. The Master Participation and Servicing Agreement provides for the sale of 100% participation interests in the loans to Farmer Mac Mortgage Securities Corporation and the servicing of the loans by the counterparty consistent with applicable borrower rights, as more fully described above in the first response under this question 7. The servicing-related provisions of the Master Participation and Servicing Agreement incorporate by reference excerpts from Farmer Mac's form of Master Central Servicing Agreement, which also incorporates by reference Farmer Mac's Seller/Servicer Guide. In these transactions, the institution performing these servicing obligations is the originator of the loans, and the Master Participation and Servicing Agreement governs the servicing responsibilities of the counterparty as servicer performing for Farmer Mac, in effect, the role of a joint master servicer. Under a related Master Trust Agreement, the participation interest assets are deposited by Farmer Mac Mortgage Securities Corporation into a securitization trust for which Farmer Mac serves as the trustee (sometimes referred to as the "transferee"), along with all of the rights under the related Master Participation and Servicing Agreement.

In summary, the substance of all servicing for Farmer Mac I program loans and Farmer Mac I Guaranteed Securities is performed in a manner consistent with the provisions of Farmer Mac's form of Master Central Servicing Agreement and Farmer Mac's published Seller/Servicer Guide, with some special servicing requirements for the assets underlying Farmer Mac I Guaranteed Securities resulting from LTSPC conversions to accommodate the borrower rights regime unique to loans originated by FCS institutions.

•
We note your statement in the response that the functions in the Master Central Servicing Agreement and Seller/Servicer Guide are administrative in nature and do not have a significant impact on the trust's economic performance. Explain in greater detail this statement if the activity that most significantly impacts the trust is performance of the underlying assets and the Agreement/Guide provide instructions on how a servicer should address loan delinquencies, restructuring, and other default mitigation strategies. We note from the Seller/Servicer Guide on your website that you delegate some authority in this area to the central servicer, but any action outside their authority must then be approved by you.

Response:

Farmer Mac views default mitigation as the primary factor relating to the economic performance of a loan (and consequently, the trust holding a loan underlying Farmer Mac I Guaranteed Securities) because ultimate disposition of a loan determines if and on what timeline a loan (and consequently a Farmer Mac I Guaranteed Security that represents an interest in such loan) pays in accordance with its terms. Until a loan is delinquent, payments are made and received, and the servicer's role in facilitating this is primarily administrative in nature. As described in Farmer Mac's form of Master Central Servicing Agreement (which is incorporated into the Master Participation and Servicing Agreements governing Farmer Mac I Guaranteed Securities converted from LTSPCs), until a loan is delinquent, the servicer has full power and authority to do any and all things in servicing the loans in conformity with the applicable Master Central Servicing Agreement and the Seller/Servicer Guide that the servicer deems necessary or desirable in connection with its servicing obligations. This authority is tempered upon the loan's delinquency by requirements to obtain Farmer Mac's consent for certain servicing actions related to corrective actions and default remediation, such as deferments, restructures, and forbearances in excess of 90 days. In addition, the Master Participation and Servicing Agreements governing Farmer Mac I Guaranteed Securities that have been converted from LTSPCs specifically provides that the servicer must obtain the concurrence of Farmer Mac, in its role as trustee or transferee, prior to accelerating payments on the loan, commencing legal or administrative proceedings against the borrower, or foreclosing on the related property.

Although certain actions require Farmer Mac's prior consent, Section 3.02 of the Master Participation and Servicing Agreements governing the servicing of Farmer Mac I Guaranteed Securities that have been converted from LTSPCs specifically provides that any action on a loan in default or in distress shall only be undertaken after consultation between Farmer Mac and the servicer of that loan, and that the parties must come to agreement on such action.

•
Tell us how you factor into the analysis your ability to terminate the servicing relationship due to a material breach of the terms of the servicing agreement by a servicer, as noted in your response to prior comment 11, and that a central or field servicer cannot transfer their servicing rights without your approval. Refer to ASC 810-10-25-38C.

Response:

The provisions of ASC 810-10-25-38C relating to the unilateral ability to exercise kick-out rights or participating rights, as applied to Farmer Mac's LTSPC securitization program, provide contractual protections for an event of servicer default and would be considered protective rights. A protective right does not preclude another entity from having, or sharing, the power to direct the activities of a VIE that most significantly impact the trust's economic performance. Accordingly, Farmer Mac concluded that termination of servicing rights in this context did not change the determination of shared power over default mitigation.

•
Tell us how you consider your involvement with the design and purpose of the trust; specifically that it is designed to pass on the credit risk of the underlying loans to you, as the guarantor. In your response also address the business reasons for sharing power over default mitigation in Section 3.02 of the Master Participation and Servicing Agreement, which causes your power to be disproportionately lower than your right to receive benefits or absorb losses. Refer to ASC 810-10-25 paragraphs 38F and 38G.

Response:

As stated in ASC 810-10-25-38F, "although a reporting entity may be significantly involved with the design of a VIE, that involvement does not, in isolation, establish that reporting entity as the entity with the power to direct the activities that most significantly impact the economic performance of the VIE." In its evaluation of the LTSPC securitization trusts, Farmer Mac documented that, with regard to design of the entity, the primary purposes for which the trust was created were to provide investors with the ability to invest in a pool of participation interests in agricultural mortgage loans with a third-party guarantee for 100 percent of the principal and interest payments due on the participation interests in the trust, to provide the lender with access to liquidity for its originated loans and an ongoing servicing fee, and to generate fees for Farmer Mac. Farmer Mac is significantly involved in the design of the entity; however, it is, by design (cf. Section 3.02 of the Master Participation and Servicing Agreement), not with the intent to have the power to direct the activities that most significantly impact the economic performance of the VIE. In general, the FCS counterparties that have converted LTSPC loans to Farmer Mac I Guaranteed Securities have primarily sought liquidity and lower insurance premiums and not the credit protection of Farmer Mac's guarantee, which was already available under the LTSPC. There is a clear business purpose for designing a trust involving Farmer Mac I Guaranteed Securities converted from LTSPC loans that provides for shared decision-making power for default mitigation and remediation due to the associated statutory borrower rights that require another FCS institution and title to the related loans remaining with the LTSPC participant.

Should a default occur and the servicer and Farmer Mac concur that Farmer Mac should repurchase the loan, Farmer Mac's obligation to absorb losses or receive benefits is disproportionately greater than its stated power to direct the default mitigation and remediation activities of the trust. However, Farmer Mac believes the rationale behind Section 3.02, including the servicer's ownership of the loan and the servicer's essential role in effecting borrower rights, and the benefits of the shared responsibility to the investor, borrower, servicer, and Farmer Mac, is still the driver of the shared decision-making power conclusion.

•
Provide further analysis as to how you concluded that the obligation to consult with the seller/servicer upon the occurrence of any default is a substantive shared power given that you are the guarantor of securities. Specifically, discuss why you believe the seller/servicer would have any objections to your proposed course of action given that you are the guarantor and are subject to the credit risk of the loans. Tell us whether you have had any disagreements with a seller/servicer regarding the proposed course of action on a loan that is in default and discuss the nature of the disagreements. As part of your response, please tell us whether you have ever submitted a dispute to binding arbitration, and if so, the results of the arbitration. Additionally, clarify whether you believe that an arbitrator would ever not find in your interest given that you are guarantor and master servicer of the loan and thus would appear to have a stronger case in seeking the resolution that you proposed.

Response:

As described in the preceding response, Farmer Mac concluded that the shared power provision of Section 3.02 of the Master Participation and Servicing Agreement is substantive primarily due to the servicer's ownership of the loan related to the securitized participation interest and the servicer's essential role in effecting borrower rights. The servicer in an LTSPC securitization transaction could object to a proposed course of action if the servicer believed it was contrary to its ownership interest in the loan or inconsistent with the borrower rights regime. The servicers in these transactions also have a vested interest in maintaining good relationships with their borrower customers, and in the event a borrower's rights were violated, the servicer, and not Farmer Mac, would face legal liability for the violation. In each of these transactions, Farmer Mac relies on the servicer for detailed information about the borrower and the property that secures the loan underlying the participation interest in the trust, and also relies on the servicer's expertise regarding the local real estate market. To date, Farmer Mac has never had any disagreements with its counterparties in LTSPC securitization transactions regarding a proposed course of action on a defaulted loan and also has never submitted a dispute to binding arbitration. In fact, as noted in the response to question 6, a high percentage of defaulted loans cure and do not go into foreclosure. It is unclear whether an arbitrator would find in Farmer Mac's interest in such a situation, as it would likely depend on the facts and circumstances of the case in question. However, Farmer Mac believes that each servicer's ownership of the loan and its responsibility to provide borrower rights justifies Farmer Mac's conclusion that the shared power provision is substantive.

•	Clarify whether the provision in Section 3.02 of the Master Participation and Servicing Agreement continues to apply when you purchase defaulted loans out of the pools underlying the securities.

Response:

If Farmer Mac were to purchase a participation interest out of a securitization trust, the provisions of Section 3.02 would still apply so long as Farmer Mac retained the participation interest. For example, if a loan were to default but the applicable borrower rights had not yet been extinguished, Farmer Mac might choose to purchase the participation interest out of the trust, but would have to continue to hold a participation interest in the loan so long as any borrower rights remained. Once the borrower rights were extinguished, which would occur through the process of foreclosure and conversion to REO, Farmer Mac and the counterparty could elect to extinguish the participation interest and have the loan transfered in its entirety to Farmer Mac, at which point it would be serviced by the counterparty or another central servicer pursuant to a Master Central Servicing Agreement. However, until such time as that would occur, the Master Participation and Servicing Agreement would continue to govern the participation interest and the parties' relationship thereto and, as a result, Section 3.02 of the Master Participation and Servicing Agreement would continue to apply. Typically Farmer Mac would not purchase a participation interest out of a trust until such time as an agreement had been reached under Section 3.02 of the Master Participation Agreement, as it would not be in Farmer Mac's interest to undertake the economic burden of the underlying loan and its remediation until it had reached an agreement with the counterparty as to the loan's disposition.

•	Explain how you determined that you do not have any implicit powers that would override the contract provisions of Section 3.02 considering the disclosures referenced above including:

◦	Your right to enforce the underlying loans in the trusts and access to the underlying collateral in the event of default;

◦	Your disclosure on page 70 of the Form 10-K that you purchase defaulted loans out of the loan pools underlying these securities and LTSPCs; and

◦	Your role as "master servicer" for the underlying loans and the fact you may assume direct servicing for defaulted loans.

Response:

As described in the responses above, Farmer Mac's rights as to the servicing of loans it holds and loans underlying Farmer Mac I Guaranteed Securities are unrelated to the rights of the sellers of participation interests backing Farmer Mac I Guaranteed Securities converted from LTSPCs set forth in Section 3.02 of the Master Participation and Servicing Agreement. In the case of Farmer Mac I Guaranteed Securities converted from LTSPCs, so long as a participation interest in a loan underlying such securities exists, the Master Participation and Servicing Agreement (and Section 3.02) will apply, and Farmer Mac will have to consult with the counterparty about the disposition of any loan underlying such participation interest. The only way that Section 3.02 would cease to apply would be if the participation interest were extinguished, which would in any event transfer the full economic interest in the loan back to the seller. As a result of these factors and the facts described in detail above, Farmer Mac believes there are no implicit powers that would override Section 3.02.

Item 2. Management's Discussion and Analysis of Financial Condition . . . , page 55

Business Volume, page 70

8.
We note your response to prior comment 19 and the reconciliation of loans on the Consolidated Balance Sheet to the Outstanding Balance of Loans table on page 71. In an effort to provide clear and transparent disclosures, please revise your future filings to disclose unamortized premiums and discounts related to your loan balance on the Consolidated Balance Sheet. Refer to ASC 835-30-45-1A. In addition, revise your future filings to include a footnote to the table on page 71 that shows which line items total the sum of loans held for sale and loans held for investment on the Consolidated Balance Sheet and total loans held for investment in consolidated trusts.

Response:

In consideration of the Staff's comments, Farmer Mac will disclose in a renamed footnote titled "Loans and Allowance for Losses" a table with the unpaid principal balance of loans held and loans underlying consolidated trusts and the related unamortized premium and discount and allowance for loan losses. This table will be in addition to the existing and proposed disclosures related to the allowance for losses and concentrations of credit risk. The proposed disclosure is presented below for September 30, 2012.

Proposed Disclosure

Loans

Farmer Mac classifies loans as either held for investment or held for sale. Loans held for investment are recorded at the unpaid principal balance, net of unamortized premium or discount and other cost adjustments. Loans held for sale are reported at the lower of cost or fair value determined on a pooled basis. The following table displays the composition of the loan balances as of September 30, 2012 and December 31, 2011:

	As of September 30,			As of December 31,
	2012			2011
	Unsecuritized	In Consolidated Trusts	Total	Unsecuritized	In Consolidated Trusts	Total
	(in thousands)
Farmer Mac I	$1,382,273	$163,128	$1,545,401	$1,251,370	696,735	$1,948,105
Rural Utilities	606,459	368,848	975,307	529,227	386,800	916,027
Total unpaid principal balance	$1,988,732	$531,976	$2,520,708	$1,780,597	$1,083,535	$2,864,132

Unamortized premiums, discounts and other cost basis adjustments	1,547	36,330	37,877	2,161	38,024	40,185
Total loans	$1,990,279	$568,306	$2,558,585	$1,782,758	$1,121,559	$2,904,317

Allowance for loan losses	(8,648)	(402)	(9,050)	(9,421)	(740)	(10,161)
Total loans, net of allowance	$1,981,631	$567,904	$2,549,535	$1,773,337	$1,120,819	$2,894,156

Loans held for investment, at amortized cost	$1,367,948	$568,307	$1,936,255	$1,241,311	$1,121,559	$2,362,870
Loans held for sale, at lower of cost or fair value	622,330	—	622,330	541,447	—	541,447
Total loans	$1,990,278	$568,307	$2,558,585	$1,782,758	$1,121,559	$2,904,317

9.
We note from your response to prior comment 23 that the only difference between the amortized cost for the securities disclosed in Note 3 on page 20 and the amounts disclosed in the tabular disclosure on page 71 was the unamortized discounts and premiums. In an effort to provide clear and transparent disclosures, please revise your footnote disclosure for this table to disclose the amount of unamortized premiums and discounts excluded.

Response:

In consideration of the Staff's comments, Farmer Mac will add two columns to the initial table in the footnote on Farmer Mac Guaranteed Securities and USDA Guaranteed Securities (and, for consistency, to the initial table in the Investment Securities footnote) to present the unpaid principal balance and cost basis adjustments that complete the reconciliation to amortized cost.

The proposed addition to the Farmer Mac Guaranteed Securities and USDA Guaranteed Securities footnote table is presented below for September 30, 2012.

Proposed Disclosure

	As of September 30, 2012
	Unpaid Principal Balance	Unamortized Premium/(Discount)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(in thousands)
Available-for-sale:
Farmer Mac I	$3,339,200	$168	$3,339,368	$98,532	$(6,312)	$3,431,588
Farmer Mac II	28,957	(615)	28,342	1,639	(6)	29,975
Rural Utilities	1,165,100	—	1,165,100	21,844	—	1,186,944
USDA Guaranteed Securities	1,421,702	7,494	1,429,196	38,989	(144)	1,468,041
Total available-for-sale	$5,954,959	$7,047	$5,962,006	$161,004	$(6,462)	$6,116,548
Trading:
USDA Guaranteed Securities	115,272	10,726	125,998	830	(4,241)	122,587
Total Farmer Mac Guaranteed Securities and USDA Guaranteed Securities	$6,070,231	$17,773	$6,088,004	$161,834	$(10,703)	$6,239,135

* * * * * * * * * * *

If you have any questions about the matters discussed in this letter, please do not hesitate to contact me at (202) 872-5556.

Sincerely,

Stephen P. Mullery
Senior Vice President - General Counsel

cc:	Michael Seaman, SEC Division of Corporation Finance
Aslynn Hogue, SEC Division of Corporation Finance
Michelle Miller, SEC Staff Accountant
Lindsay McCord, SEC Staff Accountant
R. Dale Lynch, Senior Vice President - Chief Financial Officer of Farmer Mac
Carla A. Leibold, Principal Accounting Officer and
Vice President - Controller of Farmer Mac
Abigail Arms, Esq., Shearman & Sterling LLP
Lisa Jacobs, Esq., Shearman & Sterling LLP
Richard Bennett, PricewaterhouseCoopers LLP